

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

Mr. Christopher T. Brown
General Counsel
NetSpend Holdings, Inc.
701 Brazos Street, Suite 1300
Austin, Texas 78701-2582

Re: NetSpend Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 31, 2010
File No. 333-168127

Dear Mr. Brown:

We have reviewed your amended registration statement and response letter dated August 31, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Risks Relating to Our Business

The market for prepaid debit cards and alternative financial services is highly competitive…, page 11

1.   We note that you have reconciled your disclosure relating to the size of your distribution and reload network in response to our previous comment. However, we continue to see

inconsistencies in your disclosure with respect to the size of your company relative to your competitors. For example, in this risk factor, we note your disclosure that "many of your existing and potential competitors are substantially larger" than you, but we also note your disclosure on page 1 of the filing that you believe you are "one of the largest providers of GPR cards in the U.S.". Please revise to reconcile this disclosure.

2.   We note your response to prior comment 17. In order for a reader to have clear understanding of the impact of the new agreement entered into with ACE, you should address the fact that you do not expect the new terms to have a material impact on the business, financial condition and operating results of the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Six Months Ended June 30, 2009 and 2010

Operating Revenues, page 49

3.   We note your response to prior comment 16 and your disclosure that the primary driver of the increase in revenues during the interim six month period of fiscal 2010 was the increase in the average number of active cards outstanding. Your disclosures should be enhanced further to address the changes in the individual components which encompass service revenues. Specifically, you should address the changes in service revenues during the period which have been derived from transactions, customer service and maintenance, additional products and "other" services. This should be addressed for all periods presented.

Valuation of common stock, page 65

4.   We note your revised disclosures as it relates to the June 2010 valuation of the common stock. Please provide additional disclosures addressing the reasons for the changes in the weighting of the methods (specifically the mergers and acquisitions and guideline public company methods) under the remaining private scenario when examining both the December 2009 valuation time period and the June 2010 valuation periods.

Business

Competitive Strengths

Valuable and Loyal Customer Base, page 73

5.   We note your response to our prior comment 26 regarding a comparison to the retention rates of your competitors, and recognize that retention rates may be calculated differently from company to company. However, for this reason, please consider adding to your disclosure a statement that card issuers do not necessarily use the same metrics for determining retention rates or a similar statement to that effect.

Exhibits

6.   We note your response to our former comment 47. Please note that the staff may issue comments on the legality opinion when it has been filed on Edgar.

        You may contact Marc Thomas at (202) 551-3452 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3464 with any other questions.

                        Sincerely,

                        Kathryn McHale
                        Senior Attorney

cc.   (facsimile only)
            Mr. William D. Howell, Esq.
            Baker Botts L.L.P.
            (214) 661-4418